December 3, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lincoln Educational Services Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 11, 2010

Definitive Proxy Statement
Filed March 24, 2010

Form 10-Q for the Quarterly Period Ended June 30, 2010
File No. 0-51371

Dear Mr. Spirgel:

We enclose for your review Lincoln Educational Services Corporation’s (the “Company”) responses to the letter (the “Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission to the Company dated November 22, 2010, relating to the Company’s Form 10-K for the year ended December 31, 2009, Form 10-Q for the quarterly period ended June 30, 2010 and its Definitive Proxy Statement.  For convenience of reference, the comments in the Letter have been repeated below.

In certain of our responses to your comments, we indicate that we will provide additional disclosures in future filings.  The actual disclosure we make in future filings will necessarily be determined at the time of the filings and will reflect developments, including any changes in the Company’s compensation practices and plans or the Securities and Exchange Commission’s disclosure requirements.

Form 10-K for the Year Ended December 31, 2009

Management’s Discussion and Analysis…, page 41

1.
Comment:  We note your response to comment 2 in your letter dated November 18, 2010.  In future filings please disclose the relationship between the amount of financial aid funding available to students to increases in your tuition rates (e.g. whether the amount of financial aid funding available to students over recent years increased at rates greater than your tuition increases).

Response:  The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s request.

2.
Comment:  We note your response to comment 2 in your letter dated November 18, 2010. In future filings please disclose that your bad debt expense is unpredictable due to uncertain economic conditions, namely unemployment rates.

Response:  The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s request.

Compensation Discussion and Analysis, page 12

Base Salary, page 13

3.
Comment:  We note your response to comment 3 in your letter dated November 18, 2010. In future filings please provide the additional description of how you set your executives base salary, if applicable. For example, identification of the “comparable publicly held companies” and that the compensation committee compares proposed management salaries against those within the peer group’s range to see if adjustments are necessary should be highlighted.

Response:  The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s request.

*           *           *

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our responses to your comments at any time.  You may reach the undersigned at (973) 736-9340.

Very Truly Yours, /s/ Cesar Ribeiro Cesar Ribeiro Senior Vice President and Chief Financial Officer